EXHIBIT 99.1

Early Warning News Release

MONTRÉAL, May 03, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (TSX & NYSE:OR) (“Osisko”) announces that it has entered into a binding securities exchange agreement with Orefinders Resources Inc. (“Orefinders”), whereby Orefinders has agreed to acquire ownership from Osisko of an aggregate of 11,850,000 common shares (the “Mistango Shares”) in the capital of Mistango River Resources Inc. (CSE:MIS) (“Mistango”) in exchange for 5,000,000 common shares of Orefinders at a deemed share price of $0.05 per common share, for a deemed aggregate consideration of $250,000 (the “Transaction”).

Immediately prior to the closing of the Transaction, Osisko had beneficial ownership of, or control and direction over, 11,850,000 Shares of Mistango. Due to the closing of the Transaction, Osisko no longer holds any Mistango Shares.

In accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire common shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Mistango in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Mistango and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Mistango’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc., an 18.8% interest in Victoria Gold Corp. and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:

Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com